

Mail Stop 3561

March 20, 2009

Ms. Kathleen Karloff
Chief Executive Officer, Secretary and Director
INVO Bioscience, Inc.
100 Cummings Center, Suite 421E
Beverly, Massachussetts 01915

> **Re: INVO Bioscience, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 5, 2009**
> **File No. 333-147330**

Dear Ms. Karloff:

      We have completed our review of your Form 8-K and have no further comments at this time.

      Sincerely,

      Ta Tanisha Meadows
      Staff Accountant